Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form, the reply slip for the Annual General Meeting and, if applicable, the 2020 Annual Report to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

REPORTS OF THE BOARD OF DIRECTORS AND

THE BOARD OF SUPERVISORS FOR THE YEAR 2020

FINANCIAL REPORT AND PROFIT DISTRIBUTION PLAN

FOR THE YEAR 2020

REMUNERATION OF DIRECTORS AND SUPERVISORS

ELECTION OF DIRECTORS OF THE SEVENTH SESSION OF

THE BOARD OF DIRECTORS

ELECTION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISORS OF

THE SEVENTH SESSION OF THE BOARD OF SUPERVISORS

RENEWAL OF LIABILITY INSURANCE FOR DIRECTORS,

SUPERVISORS AND SENIOR MANAGEMENT

CONTINUED DONATIONS TO CHINA LIFE FOUNDATION

DUTY REPORT OF THE INDEPENDENT

DIRECTORS FOR THE YEAR 2020

REPORT ON THE OVERALL STATUS OF

CONNECTED TRANSACTIONS FOR THE YEAR 2020

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 30 June 2021 at 10:00 a.m. is set out on pages 6 to 12 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Annual General Meeting (i.e. no later than 10:00 a.m. on 29 June 2021) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Thursday, 10 June 2021.

16 April 2021

TABLE OF CONTENTS

Pages

DEFINITIONS			1

LETTER FROM THE BOARD			3

NOTICE OF ANNUAL GENERAL MEETING			6

APPENDIX I	—	BUSINESS OF THE ANNUAL GENERAL MEETING	13

APPENDIX II	—	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR DIRECTORS	23

APPENDIX III	—	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR NON-EMPLOYEE REPRESENTATIVE SUPERVISORS	32

APPENDIX IV	—	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020	34

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	the domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”

the annual general meeting of the Company to be held on Wednesday, 30 June 2021 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“AMC”	中國人壽資產管理有限公司 (China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a subsidiary of the Company

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“Board of Supervisors”	the board of Supervisors of the Company

“CBIRC”	the China Banking and Insurance Regulatory Commission

“CLIC”

中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	the directors of the Company

“H Share(s)”	the overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Directors” or “Independent Non-executive Directors”	the independent non-executive Directors of the Company

“Pension Company”	中國人壽養老保險股份有限公司 (China Life Pension Insurance Company Limited), a company established under the laws of the PRC with limited liability, and a subsidiary of the Company

“PRC” or “China”	the People’s Republic of China, and for the purpose of this circular only, excluding Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“Supervisors”	the supervisors of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Wang Bin	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Su Hengxuan, Mr. Li Mingguang
Place of Business in Hong Kong:
Non-executive Directors:	The Hong Kong Office
Mr. Yuan Changqing, Mr. Wang Junhui	16/F, Tower A, China Life Centre
One Harbour Gate
Independent Non-executive Directors:	18 Hung Luen Road
Mr. Chang Tso Tung Stephen,	Hung Hom, Kowloon
Mr. Robinson Drake Pike, Mr. Tang Xin,	Hong Kong
Ms. Leung Oi-Sie Elsie

16 April 2021

To the shareholders

Dear Sir or Madam,

INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Wednesday, 30 June 2021 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

LETTER FROM THE BOARD

BUSINESS TO BE CONSIDERED AT THE AGM

The resolutions proposed at the AGM are set out in the Notice of Annual General Meeting on pages 6 to 12 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (1) the report of the Board of Directors of the Company for the year 2020, (2) the report of the Board of Supervisors of the Company for the year 2020, (3) the financial report of the Company for the year 2020, (4) the profit distribution plan of the Company for the year 2020, (5) the remuneration of Directors and Supervisors of the Company, (6) the election of Mr. Wang Bin as an Executive Director of the seventh session of the Board of Directors of the Company, (7) the election of Mr. Su Hengxuan as an Executive Director of the seventh session of the Board of Directors of the Company, (8) the election of Mr. Li Mingguang as an Executive Director of the seventh session of the Board of Directors of the Company, (9) the election of Ms. Huang Xiumei as an Executive Director of the seventh session of the Board of Directors of the Company, (10) the election of Mr. Yuan Changqing as a Non-executive Director of the seventh session of the Board of Directors of the Company, (11) the election of Mr. Wu Shaohua as a Non-executive Director of the seventh session of the Board of Directors of the Company, (12) the election of Mr. Sheng Hetai as a Non-executive Director of the seventh session of the Board of Directors of the Company, (13) the election of Mr. Wang Junhui as a Non-executive Director of the seventh session of the Board of Directors of the Company, (14) the election of Mr. Tang Xin as an Independent Director of the seventh session of the Board of Directors of the Company, (15) the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the seventh session of the Board of Directors of the Company, (16) the election of Mr. Lam Chi Kuen as an Independent Director of the seventh session of the Board of Directors of the Company, (17) the election of Mr. Zhai Haitao as an Independent Director of the seventh session of the Board of Directors of the Company, (18) the election of Mr. Jia Yuzeng as a Non-employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company, (19) the election of Mr. Han Bing as a Non-employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company, (20) the election of Mr. Niu Kailong as a Non-employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company, (21) the renewal by the Company of liability insurance for Directors, Supervisors and senior management, and (22) the continued donations by the Company to China Life Foundation.

The matters for shareholders’ review at the AGM include: (23) the duty report of the Independent Directors of the Company for the year 2020, and (24) the report on the overall status of connected transactions of the Company for the year 2020.

In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed matters to be approved or reviewed at the AGM (see Appendix I), the biographical details of the candidates for Directors (see Appendix II), the biographical details of the candidates for Non-employee Representative Supervisors (see Appendix III), and the report on the overall status of connected transactions for the year 2020 (see Appendix IV).

LETTER FROM THE BOARD

THE AGM

The proxy form and the reply slip of the AGM are enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 29 June 2021) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Thursday, 10 June 2021.

VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.

RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully,

Wang Bin

Chairman

NOTICE OF ANNUAL GENERAL MEETING

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Annual General Meeting”) of China Life Insurance Company Limited (the “Company”) will be held on Wednesday, 30 June 2021 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the Board of Directors of the Company for the year 2020.

2.	To consider and approve the report of the Board of Supervisors of the Company for the year 2020.

3.	To consider and approve the financial report of the Company for the year 2020.

4.	To consider and approve the profit distribution plan of the Company for the year 2020.

5.	To consider and approve the remuneration of Directors and Supervisors of the Company.

6.	To consider and approve the election of Mr. Wang Bin as an Executive Director of the seventh session of the Board of Directors of the Company.

7.	To consider and approve the election of Mr. Su Hengxuan as an Executive Director of the seventh session of the Board of Directors of the Company.

8.	To consider and approve the election of Mr. Li Mingguang as an Executive Director of the seventh session of the Board of Directors of the Company.

9.	To consider and approve the election of Ms. Huang Xiumei as an Executive Director of the seventh session of the Board of Directors of the Company.

NOTICE OF ANNUAL GENERAL MEETING

10.	To consider and approve the election of Mr. Yuan Changqing as a Non-executive Director of the seventh session of the Board of Directors of the Company.

11.	To consider and approve the election of Mr. Wu Shaohua as a Non-executive Director of the seventh session of the Board of Directors of the Company.

12.	To consider and approve the election of Mr. Sheng Hetai as a Non-executive Director of the seventh session of the Board of Directors of the Company.

13.	To consider and approve the election of Mr. Wang Junhui as a Non-executive Director of the seventh session of the Board of Directors of the Company.

14.	To consider and approve the election of Mr. Tang Xin as an Independent Director of the seventh session of the Board of Directors of the Company.

15.	To consider and approve the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the seventh session of the Board of Directors of the Company.

16.	To consider and approve the election of Mr. Lam Chi Kuen as an Independent Director of the seventh session of the Board of Directors of the Company.

17.	To consider and approve the election of Mr. Zhai Haitao as an Independent Director of the seventh session of the Board of Directors of the Company.

18.	To consider and approve the election of Mr. Jia Yuzeng as a Non-employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company.

19.	To consider and approve the election of Mr. Han Bing as a Non-employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company.

20.	To consider and approve the election of Mr. Niu Kailong as a Non-employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company.

21.	To consider and approve the renewal by the Company of liability insurance for Directors, Supervisors and senior management.

22.	To consider and approve the continued donations by the Company to China Life Foundation.

NOTICE OF ANNUAL GENERAL MEETING

TO RECEIVE RELEVANT REPORTS

23.	To receive the duty report of the Independent Directors of the Company for the year 2020.

24.	To receive the report on the overall status of connected transactions of the Company for the year 2020.

Note:	The English version of this notice is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board Heng Victor Ja Wei Company Secretary

16 April 2021

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive	Chang Tso Tung Stephen, Robinson Drake Pike,
Directors:	Tang Xin, Leung Oi-Sie Elsie

Notes:

1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Annual General Meeting from Saturday, 29 May 2021 to Wednesday, 30 June 2021 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 28 May 2021.

The Company will announce separately on the Shanghai Stock Exchange details of the eligibility of holders of A Shares for attending the Annual General Meeting.

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.64 per share (inclusive of tax), amounting to a total of approximately RMB18,089 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on Thursday, 26 August 2021 to the holders of H Shares whose names appear on the H Share register of members of the Company on Wednesday, 14 July 2021.

The H Share register of members of the Company will be closed from Friday, 9 July 2021 to Wednesday, 14 July 2021 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the dividend, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 8 July 2021.

NOTICE OF ANNUAL GENERAL MEETING

According to the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企業所得稅 法 》) and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2020 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of the People’s Republic of China (《中華人民共和國個人所得稅法》) and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2020 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the holders of A Shares, it is expected that the Company will complete the distribution of the 2020 final dividend by Thursday, 15 July 2021. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2020 final dividend to its holders of A Shares.

NOTICE OF ANNUAL GENERAL MEETING

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the holders of A Shares of the Company.

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the holders of H Shares of the Company. If approved at the Annual General Meeting, the final dividend is expected to be paid on Tuesday, 31 August 2021 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) (《 關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81號）) promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127) (《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127號）) promulgated on 5 December 2016, the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78) (《財政部 稅務總局 證監會關於繼續執行滬港股票市場交易互聯互通機制有關個人所得稅政策的通知》（財稅 [ 2017] 78 號）) promulgated on 17 November 2017, and the Announcement on the Continued Implementation of the Individual Income Tax Policies on the Inter-connected Mechanisms for Trading on the Shanghai and Hong Kong Stock Markets and for Trading on the Shenzhen and Hong Kong Stock Markets and on the Mutual Recognition of Funds between the Mainland and Hong Kong (Announcement No. 93 in 2019 of the Ministry of Finance, the State Taxation Administration and the China Securities Regulatory Commission) (《關於繼續執行滬港、深港股票市場交易互聯互通機制和內地與香港基金互認有關個人所得稅政策的公告》（財政 部 稅務總局 證監會公告2019年第93號）) promulgated on 5 December 2019:

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the final dividend pursuant to the foregoing provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of the final dividend and the Mainland enterprise investors shall file the tax returns on their own.

NOTICE OF ANNUAL GENERAL MEETING

3.	PROXY

(1)

Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Annual General Meeting (i.e. no later than 10:00 a.m. on 29 June 2021) (the proxy form for use at the Annual General Meeting is attached herewith).

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1)

A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting in person, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Thursday, 10 June 2021.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6.	MISCELLANEOUS

(1)	Shareholders who attend the Annual General Meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The address of Computershare Hong Kong Investor Services Limited is: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(3)

The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

NOTICE OF ANNUAL GENERAL MEETING

(4)

The address of China Securities Depository and Clearing Corporation Limited Shenzhen Branch is: 22-28/F, Shenzhen Stock Exchange Building, 2012 Shennan Blvd, Futian District, Shenzhen, the People’s Republic of China.

(5)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Office
Telephone No.	:	86 (10) 6363 2963
Facsimile No.	:	86 (10) 6657 5112

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

The explanatory information to the proposed matters to be approved or reviewed at the AGM are set out below:

(A).	ORDINARY RESOLUTIONS

RESOLUTION 1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2020

The Company’s report of the Board of Directors for the year 2020 is set out in the sections headed “Report of Corporate Governance” and “Report of the Board of Directors” in the Company’s 2020 Annual Report.

RESOLUTION 2.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF SUPERVISORS OF THE COMPANY FOR THE YEAR 2020

The Company’s report of the Board of Supervisors for the year 2020 is set out in the section headed “Report of the Board of Supervisors” in the Company’s 2020 Annual Report.

RESOLUTION 3.	TO CONSIDER AND APPROVE THE FINANCIAL REPORT OF THE COMPANY FOR THE YEAR 2020

The audited financial statements and auditor’s report for the year ended 31 December 2020 are set out in the sections headed “Independent Auditor’s Report”, “Consolidated Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flows” and “Notes to the Consolidated Financial Statements” in the Company’s 2020 Annual Report.

RESOLUTION 4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2020

In accordance with the audited financial report of the Company for the year 2020 and the requirements of relevant laws and regulations, the Board proposes the following profit distribution plan of the Company for the year 2020:

(1) A sum of RMB5,009 million (being 10% of the after-tax profit of the Company) will be allocated to the discretionary reserve fund of the Company.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(2)   The Company proposes to pay a cash dividend of RMB0.64 per share (inclusive of tax), totaling RMB18,089 million, to all shareholders of the Company, of which RMB12,367 million is payable to CLIC, RMB960 million is payable to other holders of A Shares, and RMB4,762 million is payable to holders of H Shares.

(3)   After the foregoing distributions of the after-tax profit of the Company for the year 2020, the undistributed amount will be retained as undistributed profit for distribution in future years. No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

Pursuant to the relevant requirements under Article 20 of the Rules on the Regulation of Solvency of Insurance Companies No. 13: Public Disclosure of Solvency Information (《保險公司償付能力監管規則第13號：償付能力信息公開披露》), the Company shall announce the impact of a profit distribution plan on its solvency ratio at the same time as its release of such profit distribution plan to its shareholders. As at 31 December 2020, the Company had a core solvency ratio of 260.10% and a comprehensive solvency ratio of 268.92%. This profit distribution has affected the solvency ratio by approximately -4.56 percentage points.

RESOLUTION 5.	TO CONSIDER AND APPROVE THE REMUNERATION OF DIRECTORS AND SUPERVISORS OF THE COMPANY

(1) Payment of remuneration for the year 2019

(a) Remuneration of the then Executive Directors for the year 2019

The total salary of the then Executive Directors for the year 2019 was RMB2,254,600 (including the deferral payment of performance bonus amounting to RMB671,300) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB215,000, amounting to a total remuneration of RMB2,469,600, of which RMB1,798,300 was paid in 2019.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(b) Remuneration of the then Supervisors for the year 2019

The total salary of the then Supervisors for the year 2019 was RMB6,383,300 (including the deferral payment of performance bonus amounting to RMB962,800) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB963,100, amounting to a total remuneration of RMB7,346,400, of which RMB6,383,600 was paid in 2019.

(2) Payment of remuneration for the year 2020

As at the date of the Notice of Annual General Meeting of the Company, the standards for the performance bonus in the remuneration payable to Directors and Supervisors of the Company for the year 2020 had not been determined. The remuneration of Directors and Supervisors of the Company for the year 2020 was determined in accordance with the relevant regulatory requirements and the relevant remuneration management measures of the Company, the details of which are set out below:

(a) Payment of remuneration to Executive Directors

The total salary paid to the then Executive Directors for the year 2020 was RMB1,253,000 and their welfare ( including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB226,000, amounting to a total remuneration of RMB1,479,000 in 2020.

(b) Payment of remuneration to Supervisors

The total salary paid to the then Supervisors for the year 2020 was RMB3,091,600 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,249,200, amounting to a total remuneration of RMB4,340,800 in 2020.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(3) Remuneration arrangements for the year 2021

(a) Remuneration arrangements of Directors

(I) Executive Directors

(i) Mr. Wang Bin, the Chairman of the Board, and Mr. Su Hengxuan, an Executive Director, will receive remuneration from the controlling shareholder of the Company pursuant to the relevant regulations.

(ii)  With respect to other Executive Directors, an assessment shall be conducted in respect of the development of the Company and value contribution, as well as the average wages of employees of central enterprises, and reasonable adjustments shall be made to the plan and standards of remuneration of Directors, Supervisors and senior management officers in accordance with the requirements of the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management Officers of China Life Insurance Company Limited. As the relevant data have not been finalized, the remuneration of the other Executive Directors for the year 2021 will be determined according to the 2020 standards of remuneration on a temporary basis. In the event that the relevant policies are amended, such remuneration standards will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2021 for shareholders’ approval.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

(II) Non-executive Directors

In accordance with the regulatory requirements of the PRC, Non-executive Directors will not receive any remuneration from the Company.

(III) Independent Directors

Currently, the remuneration standards of Independent Directors range from RMB300,000 to RMB320,000 per annum, and such standards have not been changed since 2007. With the steady and healthy development of the Company’s business and the increasing requirements for its corporate governance under the stringent regulatory environment, Independent Directors have taken greater responsibilities and have been dealing with increasingly complicated matters. After taking into account various factors such as the current market remuneration and the operating results of the Company, it is proposed to increase the basic salary of Independent Directors from RMB250,000 per annum (before tax) to RMB300,000 per annum (before tax), with their performance bonus increasing to RMB120,000 per annum (before tax).

(b) Remuneration arrangement of Supervisors

In accordance with the requirements of the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management Officers of China Life Insurance Company Limited, the remuneration of the Chairman of the Board of Supervisors for the year 2021 will be determined according to the 2020 standards of remuneration on a temporary basis. In the event that the relevant policies are amended, such remuneration standards will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2021 for shareholders’ approval.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

The remuneration of the Supervisors who hold positions in the Company for the year 2021 will be determined in accordance with the relevant remuneration management measures of the Company, and its implementation will be proposed at the Company’s annual general meeting for the year 2021 for shareholders’ approval.

RESOLUTIONS 6-17.	TO CONSIDER AND APPROVE THE ELECTION OF DIRECTORS OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

The term of the sixth session of the Board will expire soon. At the thirty-fourth meeting of the sixth session of the Board held on 25 March 2021, the Board considered and approved the proposals in relation to the nomination of Mr. Wang Bin, Mr. Su Hengxuan, Mr. Li Mingguang and Ms. Huang Xiumei as the candidates for Executive Directors of the seventh session of the Board of the Company, the proposals in relation to the nomination of Mr. Yuan Changqing, Mr. Wu Shaohua, Mr. Sheng Hetai and Mr. Wang Junhui as the candidates for Non-executive Directors of the seventh session of the Board of the Company, and the proposals in relation to the nomination of Mr. Tang Xin, Ms. Leung Oi-Sie Elsie, Mr. Lam Chi Kuen and Mr. Zhai Haitao as the candidates for Independent Directors of the seventh session of the Board of the Company. The qualifications of Ms. Huang Xiumei, Mr. Wu Shaohua, Mr. Sheng Hetai, Mr. Lam Chi Kuen and Mr. Zhai Haitao as Directors are subject to the approval of the CBIRC.

Nomination policy and procedure for Independent Directors

In reviewing the structure of the Board of Directors, the Nomination and Remuneration Committee will consider the Board diversity from a number of aspects, including but not limited to gender, age, cultural and educational background, professional experience, skills and knowledge. All appointments of the Board members will be based on meritocracy, and candidates will be considered against criteria including talents, skills and experience as may be necessary for the operation of the Board as a whole, with a view to maintaining a sound balance of the Board’s composition.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

Mr. Tang Xin holds a doctorate degree in law and is a professor of the School of Law of Tsinghua University. Ms. Leung Oi-Sie Elsie has been admitted as a solicitor by the Law Societies of Hong Kong and England and was the first Secretary for Justice of Hong Kong. Mr. Tang Xin and Ms. Leung Oi-Sie Elsie have profound legal background in different jurisdictions and can replenish the professional knowledge of the Board in the laws of the PRC and Hong Kong. Mr. Lam Chi Kuen, a practicing certified public accountant in Hong Kong for approximately 35 years, has extensive experience in accounting, auditing and financial management. Mr. Zhai Haitao is the President and Founding Partner of Primavera Capital Group and has extensive experience and knowledge in banking industry, capital market and corporate management. None of the candidates for Independent Directors hold position as a director in seven or more listed companies, and each of them is able to devote sufficient time and attention to the Company. As such, on 24 March 2021, the Nomination and Remuneration Committee nominated each of the candidates for Independent Directors to the Board for it to recommend to the shareholders for election at the AGM.

The Board considers that each of the candidates for Independent Directors possesses the basic knowledge of operations of listed companies, is familiar with the relevant laws, administrative regulations, departmental rules and other regulatory documents and has over five years of working experiences in law, economics, finance, management or other experiences necessary for serving as an Independent Director. Moreover, each of the candidates for Independent Directors has confirmed his/her independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Board also considers that each of the candidates for Independent Directors meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines.

The biographical details of each of the candidates for Directors are set out in Appendix II to this circular.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTIONS 18-20.	TO CONSIDER AND APPROVE THE ELECTION OF NON- EMPLOYEE REPRESENTATIVE SUPERVISORS OF THE SEVENTH SESSION OF THE BOARD OF SUPERVISORS OF THE COMPANY

The term of the sixth session of the Board of Supervisors will expire soon. At the fifteenth meeting of the sixth session of the Board of Supervisors held on 25 March 2021, the Board of Supervisors considered and approved the proposals in relation to the nomination of Mr. Jia Yuzeng, Mr. Han Bing and Mr. Niu Kailong as the candidates for Non-employee Representative Supervisors of the seventh session of the Board of Supervisors of the Company. The qualification of Mr. Niu Kailong as a Supervisor is subject to the approval of the CBIRC.

The biographical details of each of the candidates for Supervisors are set out in Appendix III to this circular.

RESOLUTION 21.	TO CONSIDER AND APPROVE THE RENEWAL BY THE COMPANY OF LIABILITY INSURANCE FOR DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Since 2007, the Company has arranged insurance coverage for liabilities of Directors, Supervisors and senior management (the “Directors Liability Insurance”) every year. In order to enhance the ability of the Company to address risks, guard against the risks arising from the performance of duties by Directors, Supervisors and senior management, and increase the protection of the Directors Liability Insurance to match the risks associated with the Company’s listing in the United States, the Board of Directors proposes to set the annual insurance coverage for the Directors Liability Insurance at US$100 million.

The Board of Directors puts forward to the AGM to consider and approve the renewal of the Directors Liability Insurance and the annual insurance coverage, and to authorize the Chairman of and the secretary to the Board of Directors of the Company to, within the limit of the annual insurance coverage, deal with any matters concerning the renewal of the Directors Liability Insurance in subsequent years and to execute all legal documents as may be necessary in connection therewith.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTION 22.	TO CONSIDER AND APPROVE THE CONTINUED DONATIONS BY THE COMPANY TO CHINA LIFE FOUNDATION

In 2007, the Company (as a sponsor) established the first private foundation registered with the Ministry of Civil Affairs of the PRC in the financial industry of the PRC – China Life Foundation (the “Foundation”). In June 2019, the Foundation was officially put under the unified management of CLIC. With “supporting public welfare undertakings and promoting social harmony and development” as its objective and “being people-oriented, caring for life, creating value and serving the society” as its mission, the Foundation carried out a number of public welfare projects with brand and social effect, thereby bringing positive impacts to the brand image of the Company. The Foundation has become a key platform for the Company to actively participate in public services and charitable undertakings.

As a private foundation, in addition to its income from investment, the Foundation has its key source of funds from continuous donations from the sponsor. In May 2008, a resolution was considered and approved at the general meeting of the Company to authorize the management of the Company to determine the amount of annual donations to the Foundation, provided that the annual donation for each of the three years from 2008 to 2010 shall not exceed 0.3% of the net profit of the Company (under the China Accounting Standards for Business Enterprises) for the preceding year. In June 2011 and May 2016, resolutions were considered and approved at the general meetings of the Company to continue to make donations to the Foundation and to authorize the management of the Company to determine the amount of annual donations to the Foundation, provided that the annual donation for each of the five years from 2011 to 2015 and from 2016 to 2020 shall not exceed 0.3% of the net profit of the Company (under the China Accounting Standards for Business Enterprises) for the preceding year.

APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

Given that the authorization for the Company to make continuous donations to the Foundation will expire soon, and in order to further support the public welfare and charitable undertakings and actively take its social responsibilities, the Board of Directors puts forward to the AGM to consider and approve the annual donations to be made by the Company to the Foundation for the five years from 2021 to 2025, provided that the amount of the annual donation for each of the five years from 2021 to 2025 shall not exceed 0.3% of the net profit of the Company (under the China Accounting Standards for Business Enterprises) for the preceding year, and to authorize the Board of Directors who may delegate to the management of the Company to deal with any specific matters in relation to the annual donations to be made for each of the five years from 2021 to 2025.

(B).	TO RECEIVE RELEVANT REPORTS

RESOLUTION 23.	TO RECEIVE THE DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE COMPANY FOR THE YEAR 2020

Pursuant to the relevant regulatory requirements and the Articles of Association of the Company, the duty report of the Independent Directors of the Company for the year 2020 has been approved at the thirty-fourth meeting of the sixth session of the Board of Directors held on 25 March 2021. No shareholders’ approval is required for such report. In accordance with the requirements of the Notice on Completing the Disclosure Work for the 2020 Annual Report of Listed Companies issued by the Shanghai Stock Exchange, the Company has separately disclosed the duty report of the Independent Directors of the Company for the year 2020. Please refer to the announcement published by the Company on 25 March 2021 for details of the report.

RESOLUTION 24.	TO RECEIVE THE REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020

Pursuant to the requirements under the Measures for the Administration of Connected Transactions of Insurance Companies published by the CBIRC, the board of directors of insurance companies shall prepare an annual special report on the overall status of connected transactions. No shareholders’ approval is required for such report. The report on the overall status of connected transactions of the Company for the year 2020 is set out in Appendix IV to this circular for shareholders’ information.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR DIRECTORS

The biographical details of the candidates for Directors are set out below:

Executive Directors

Mr. Wang Bin, born in 1958, became the Chairman of the Board of Directors of the Company in December 2018. He is the Chairman and the Secretary to the Party Committee of CLIC, and a Director and the Chairman of China Guangfa Bank Co., Ltd. Mr. Wang has successively been employed by government authorities and financial institutions, with nearly 30 years of experience in financial management. He worked at the People’s Bank of China, participating in the preparation and establishment of Agricultural Development Bank of China as an important member. Mr. Wang served as the President of Jiangxi Branch of Agricultural Development Bank of China, Tianjin Branch and Beijing Branch of the Bank of Communications Co., Ltd. (the “Bank of Communications”). He served as the Vice President of the Bank of Communications from 2005 to 2012 and concurrently served as an Executive Director of the Bank of Communications from 2010 to 2012. From March 2012 to August 2018, he served as the Chairman and the Secretary to the Party Committee of China Taiping Insurance Group Ltd. Mr. Wang holds a doctoral degree in economics. He is a researcher, a delegate to the 19th National Congress of the Communist Party of China, and a member of the 12th and 13th National Committee of the Chinese People’s Political Consultative Conferences.

Mr. Su Hengxuan, born in 1963, became an Executive Director of the Company in December 2018. He has been the President of the Company since April 2019, the Vice President of CLIC since December 2017, and a Director of China Guangfa Bank Co., Ltd. since September 2020. He was the President of Pension Company from March 2015 to February 2018. Mr. Su served various positions in the Company from 2000 to 2015, including the Deputy General Manager of Henan Branch, the General Manager of the Individual Insurance Department of the Company, the General Manager of the Individual Insurance Sales Department of the Company, an Assistant to the President and the Vice President of the Company. Mr. Su graduated from Wuhan University and the University of Science and Technology of China and obtained a doctoral degree in management science and engineering from the University of Science and Technology of China in 2011. Mr. Su, a senior economist, has over 35 years of experience in the operation and management of life insurance business.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR DIRECTORS

Mr. Li Mingugang, born in 1969, became an Executive Director of the Company in August 2019. He has been the Vice President of the Company since November 2014, the Chief Actuary of the Company since March 2012, the Chief Actuary of Pension Company since May 2012 and the Board Secretary of the Company since June 2017. Mr. Li joined the Company in 1996 and subsequently served as the Deputy Division Chief, the Division Chief, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently an Executive Director of the China Association of Actuaries and a member of the China National Master of Insurance Education Supervisory Committee.

Ms. Huang Xiumei, born in 1967, became the Vice President and the Person in Charge of Finance of the Company in May 2020. Ms. Huang has been a Director of Sino-Ocean Group Holding Limited since March 2021, a Director of China Life Franklin Asset Management Company Limited since February 2021, and a Director of Pension Company since July 2018. From 2016 to 2020, she served as the Vice President, the Board Secretary and the Person in Charge of Finance of Pension Company. From 2014 to 2016, she served as the Financial Controller and the General Manager of the Financial Management Department of the Company. From 2005 to 2014, Ms. Huang held various positions at the Company’s Fujian Branch, including an Assistant to the General Manager, the Deputy General Manager, the Branch Head, the Deputy General Manager (responsible for daily operations) and the General Manager. From 1999 to 2005, she served as the Deputy Division Chief of the Planning and Finance Division, the Manager of the Planning and Finance Department and the Manager of the Finance Department of the Company’s Fujian Branch, and during the period from 2004 to 2005, she concurrently served as the Deputy General Manager of the Company’s Fuzhou Branch. Ms. Huang graduated from Fuzhou University, majoring in accounting with a bachelor’s degree. She is a senior accountant.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR DIRECTORS

Non-executive Directors

Mr. Yuan Changqing, born in 1961, became a Non-executive Director of the Company in February 2018. He is the Vice Chairman, President and Deputy Secretary to the Party Committee of CLIC. Mr. Yuan served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from December 2008 to August 2012, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently served as the Chairman of Everbright Securities Company Limited. During the period from 1995 to 2008, he served as the Vice President, President and Secretary to the Party Committee of Xinjiang Branch, the President and Secretary to the Party Committee of Henan Branch, and the Director of the Organization Department of the Party Committee and the General Manager of the Human Resources Department of the head office of Industrial and Commercial Bank of China Limited. During the period from 1981 to 1995, he held various professional and management positions in branch offices of the People’s Bank of China and Industrial and Commercial Bank of China. Mr. Yuan, a senior economist, graduated from the University of Hong Kong, majoring in international business administration with a master’s degree in business administration.

Mr. Wu Shaohua, born in 1964, became a member of the Party Committee of CLIC in January 2021, and the Chairman of China Life Healthcare Investment Company Limited in March 2021. Mr. Wu successively worked at Jiangxi Provincial Audit Office, China Everbright Bank Company Limited and China Everbright Group Ltd. He served as the Director of the Organization Department of the Party Committee and the General Manager of the Human Resources Department of China Everbright Bank Company Limited from April 2003 to November 2004, the Deputy Secretary to the Party Committee, the Secretary to the Discipline Inspection Committee, a member of the Party Committee and the Vice President of China Everbright Bank Company Limited from November 2004 to December 2008, and a member of the Party Committee and the Deputy General Manager of China Everbright Group Ltd. from December 2008 to January 2021 (during which he concurrently served as the Vice President of China Everbright Bank Company Limited, the Secretary to the Party Committee, the Chairman and the President of Everbright Financial Holding Asset Management Co., Ltd., the Secretary to the Party Committee and the Chairman of Everbright Financial Holding Asset Management Co., Ltd., and the Secretary to the Party Committee and the Chairman of Everbright Xinglong Trust Co., Ltd.). Mr. Wu graduated from Tsinghua University with a master’s degree in business administration. He is a certified public accountant.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR DIRECTORS

Mr. Sheng Hetai, born in 1970, became a member of the Party Committee and the Vice President of CLIC in May 2019. Mr. Sheng was appointed as the Chairman of China Life Investment Management Company Limited in March 2021 (pending approval from the CBIRC). Mr. Sheng successively worked at Zhongbao Property Insurance Company Limited, The People’s Insurance Company of China and PICC Holding Company. He was the General Manager of the Equity Management Department/Risk Management Department of PICC Holding Company and the General Manager of the Strategic Planning Department of The People’s Insurance Company (Group) of China Limited from March 2006 to May 2008, a senior expert and the General Manager of the Strategic Planning Department of The People’s Insurance Company (Group) of China Limited from May 2008 to March 2010, an Assistant to the President and the General Manager of the Strategic Planning Department of The People’s Insurance Company (Group) of China Limited from March 2010 to May 2014, and a member of the Party Committee and the Vice President of The People’s Insurance Company (Group) of China Limited from May 2014 to May 2019 (during which he concurrently served as a Supervisor of PICC Property and Casualty Company Limited, the Secretary to the Party Committee and the Chairman of PICC Reinsurance Company Limited, the Chairman of PICC Capital Investment Management Company Limited, and the Chairman of Zhongsheng International Insurance Brokers Co., Ltd.). Mr. Sheng graduated from Peking University with a doctoral degree in economics. He is a senior economist.

Mr. Wang Junhui, born in 1971, became a Non-executive Director of the Company in August 2019. He has been the Chief Investment Officer of CLIC and the President of AMC since August 2016. He has been the Chairman of China Life AMP Asset Management Company Limited since December 2016. From 2004 to 2016, he served as an Assistant to the President and the Vice President of AMC, and the President of China Life Investment Holding Company Limited. From 2002 to 2004, he served as the Director of the Investment Department and an Assistant to the General Manager of Harvest Fund Management Co., Ltd. Mr. Wang graduated from the School of Computer Science of Beijing University of Technology with a bachelor’s degree in software in 1995, and Chinese Academy of Fiscal Sciences of the Ministry of Finance of the PRC with a doctoral degree in finance in 2008. He is a senior economist.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR DIRECTORS

Independent Directors

Mr. Tang Xin, born in 1971, became an Independent Director of the Company in March 2016. He is a professor of the School of Law of Tsinghua University, the Deputy Head of the Commercial Law Research Center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the Listing Committee of the Shanghai Stock Exchange, a member of the Legal Professional Advisory Committee of the Shenzhen Stock Exchange, the Chairman of the Independent Director Committee of the China Association for Public Companies, and an Independent Director of each of Harvest Fund Management Co., Ltd. and Bank of Guizhou Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the Merger, Acquisition and Reorganization Review Committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015, and an Independent Director of GF Securities Co., Ltd. from 2014 to 2020. Mr. Tang graduated from Renmin University of China with bachelor’s, master’s and doctorate degrees in law.

Ms. Leung Oi-Sie Elsie, born in 1939 in Hong Kong, became an Independent Director of the Company in July 2016. She was the first Secretary for Justice of Hong Kong, a member of the Executive Council of Hong Kong, the Deputy Director of the Hong Kong Basic Law Committee of the Standing Committee of the 2nd, 3rd and 4th National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the Chairperson and President of the International Federation of Women Lawyers, and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a Notary Public and a China-Appointed Attesting Officer. She has been awarded the “Grand Bauhinia Medal” and admitted as a solicitor by the Law Societies of Hong Kong and England. Ms. Leung graduated from the University of Hong Kong with a master’s degree in law, and is a fellow of the International Academy of Matrimonial Lawyers. She has been an Independent Non-executive Director of United Company RUSAL Plc since December 2009, an Independent Non-executive Director of China Resources Power Holdings Company Limited since April 2010, and an Independent Non-executive Director of PetroChina Company Limited since June 2017.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR DIRECTORS

Mr. Lam Chi Kuen, born in 1953 in Hong Kong, was a senior consultant and partner of Ernst & Young. Mr. Lam served as an Independent Non-executive Director of China Pacific Insurance (Group) Co., Ltd. from 2013 to 2019, and an Independent Non-executive Director of Leo Paper Group (Hong Kong) Limited in 2015. He is currently an Independent Non-executive Director of China Cinda Asset Management Co., Ltd. and an Independent Non-executive Director of Luks Group (Vietnam Holdings) Company Limited. Mr. Lam, a practicing certified public accountant in Hong Kong for approximately 35 years, has extensive experience in accounting, auditing and financial management. Mr. Lam received a Higher Diploma in Accounting from the Hong Kong Polytechnic College (now the Hong Kong Polytechnic University). He is a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.

Mr. Zhai Haitao, born in 1969, is the President and Founding Partner of Primavera Capital Group, a Director of China Asset Management Co., Ltd., and an Independent Non-executive Director of each of China Everbright Environment Group Limited and China Everbright Water Limited. From 2000 to 2009, Mr. Zhai worked at and held various positions in Goldman Sachs Group, including the Managing Director, the Chief Representative of its Beijing Office, the Director of the Strategic Cooperation Office between Goldman Sachs Group and Industrial and Commercial Bank of China, and the Credit Rating Consultant of the Ministry of Finance and China Development Bank. From 1990 to 1995, Mr. Zhai worked at the International Department of the People’s Bank of China. From 1995 to 1998, he was the Deputy Representative of the People’s Bank of China Representative Office for the Americas based in New York. Mr. Zhai holds a master’s degree in international affairs from Columbia University, a master’s degree in business administration from New York University and a bachelor’s degree in economics from Peking University.

The key positions held by the candidates for Directors in other companies are as follows:

Name	Name of other companies	Position

Mr. Wang Bin	China Life Insurance (Group) Company	Chairman
	China Shimao Investment Company Limited	Director
	China World Trade Center Limited	Director
	China Guangfa Bank Co., Ltd.	Chairman

Mr. Su Hengxuan	China Life Insurance (Group) Company	Vice President
	China Life Asset Management Company Limited	Director
	China Life Pension Company Limited	Director
	China Life Property and Casualty Insurance Company Limited	Director
	China Guangfa Bank Co., Ltd.	Director

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR DIRECTORS

Name	Name of other companies	Position

Mr. Li Mingguang	China Life Pension Company Limited	Chief Actuary

Ms. Huang Xiumei	China Life Pension Company Limited	Director
	China Life Franklin Asset Management Company Limited	Director
	Sino-Ocean Group Holding Limited	Director

Mr. Yuan Changqing	China Life Insurance (Group) Company	Vice Chairman and President

	China Life Asset Management Company Limited	Director
	China Life Pension Company Limited	Chairman
	China Life Property and Casualty Insurance Company Limited	Chairman
	China Shimao Investment Company Limited	Director
	China World Trade Center Limited	Director

Mr. Wu Shaohua	China Life Insurance (Group) Company	Vice President
	China Life Healthcare Investment Company Limited	Chairman

Mr. Sheng Hetai	China Life Insurance (Group) Company	Vice President

Mr. Wang Junhui	China Life Insurance (Group) Company	Chief Investment Officer
	China Life Asset Management Company Limited	President
	China Life Insurance (Overseas) Company Limited	Director
	China Life Property and Casualty Insurance Company Limited	Director
	China Life AMP Asset Management Company Limited	Chairman
	Binhai (Tianjin) Financial Assets Trade Center Co., Ltd.	Chairman
	China United Network Communications Limited	Director

Mr. Tang Xin	Harvest Fund Management Co., Ltd.	Independent Director
	Bank of Guizhou Co., Ltd.	Independent Director

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR DIRECTORS

Name	Name of other companies	Position

Ms. Leung O-Sie Elsie	Iu, Lai & Li Solicitors & Notaries	Consultant
	Fuk Ying Tung Ming Yuan Development Company Limited	Consultant
	United Company RUSAL Plc	Independent Non-executive Director
	China Resources Power Holdings Company Limited	Independent Non-executive Director
	PetroChina Company Limited	Independent Non-executive Director

Mr. Lam Chi Kuen	China Cinda Asset Management Co., Ltd.	Independent Non-executive Director
	Luks Group (Vietnam Holdings) Company Limited	Independent Non-executive Director

Mr. Zhai Haitao	Primavera Capital Group	President and Founding Partner
	China Asset Management Co., Ltd.	Director
	China Everbright Environment Group Limited	Independent Non-executive Director
	China Everbright Water Limited	Independent Non-executive Director

Each of the above candidates for Directors will enter into a service contract with the Company. Their term of office shall be effective from the date of approval by the shareholders at the AGM and end on the expiry of the term of the seventh session of the Board of Directors. They are eligible for re-election upon expiry of their term. In particular, the qualifications of Ms. Huang Xiumei, Mr. Wu Shaohua, Mr. Sheng Hetai, Mr. Lam Chi Kuen and Mr. Zhai Haitao as Directors are subject to the approval of the CBIRC.

The Chairman of the Board of Directors will not receive any director’s fee or remuneration from the Company; other Executive Directors will not receive any director’s fee from the Company, but will receive corresponding remuneration in accordance with their positions in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The remuneration of the Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board of Directors and the shareholders’ general meeting. The Non-executive Directors of the Company will not receive any director’s fee or remuneration from the Company. The Independent Directors of the Company will be entitled to an annual director’s fee to be determined by the Board of Directors with reference to their duties and responsibilities and subject to approval at the shareholders’ general meeting.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR DIRECTORS

Save as disclosed above, each of the candidates for Directors has not held any directorship in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Each of the candidates for Directors does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the election of each of the candidates for Directors that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be bought to the attention of the shareholders of the Company.

APPENDIX III	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR NON-EMPLOYEE REPRESENTATIVE SUPERVISORS

The biographical details of the candidates for Non-employee Representative Supervisors are set out below:

Mr. Jia Yuzeng, born in 1962, became the Chairman of the Board of Supervisors of the Company in July 2018. He has been an Executive Director of the Insurance Society of China since July 2020 and a Director of China Insurance Security Fund Co., Ltd. since December 2020. During the period from 2006 to March 2018, he served as a Supervisor, the General Manager of the Human Resources Department, an Assistant to the President, the Vice President, the Board Secretary, an Executive Director and the Compliance Officer of Pension Company. During the period from 2004 to 2006, he served as the General Manager of the Work Department of the Trade Union, the Executive Deputy Director of the Trade Union and a Supervisor of the Company. During the period from 1988 to 2004, he successively served as the Division Head of the General Office and a secretary (at the deputy director level) of the PRC Ministry of Supervision, the Deputy Director (responsible for daily operations) of the Minister Office of the General Supervision Office under the Supervision Department of the Central Commission for Discipline Inspection, and an inspector (at the director level), supervisor, inspector (at the deputy bureau chief level) and special supervisor of the General Office of the Central Commission for Discipline Inspection. Mr. Jia graduated from the Open University of Hong Kong in 2003, majoring in business administration with a master’s degree in business administration.

Mr. Han Bing, born in 1971, became a Supervisor of the Company in July 2019. He has been the General Manager of the Human Resources Department of the Company since December 2018. He served as the General Manager of the Human Resources Department of Pension Company from March 2016 to December 2018. During the period from 2014 to 2016, he successively served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Ningbo Branch, and the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company. During the period from 2006 to 2014, he served as the Deputy General Manager of the Human Resources Department of the Company. Mr. Han graduated from Beijing College of Economics in 1994, majoring in labour economy with a bachelor’s degree in economics.

Mr. Niu Kailong, born in 1974, became the Deputy General Manager (responsible for daily operations) of the Strategic Planning Department of CLIC and the Vice President (responsible for daily operations) of China Life Institute of Finance in August 2020. Mr. Niu successively worked at PICC Property and Casualty Company Limited, The People’s Insurance Company (Group) of China Limited and PICC Reinsurance Company Limited. He served as the Deputy General Manager of the Strategic Planning Department of The People’s Insurance Company (Group) of China Limited from April 2017, a Supervisor, the Deputy General Manager (responsible for daily operations) of the Strategic Planning Department and the Deputy General Manager (responsible for daily operations) of the Strategic Planning Department/Office of the Board of Directors of PICC Reinsurance Company Limited from October 2017, and the person in charge of the Strategy and Investment Management Department of China Life Healthcare Investment Company Limited from July 2020. Mr. Niu graduated from Nankai University with a doctoral degree in economics. He is an associate researcher (social science) and senior economist.

APPENDIX III	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR NON-EMPLOYEE REPRESENTATIVE SUPERVISORS

Each of the above candidates for Supervisors will enter into a service contract with the Company. Their term of office shall be effective from the date of approval by the shareholders at the AGM and end on the expiry of the term of the seventh session of the Board of Supervisors. They are eligible for re-election upon expiry of their term. In particular, the qualification of Mr. Niu Kailong as a Supervisor is subject to the approval of the CBIRC.

Mr. Jia Yuzeng and Mr. Han Bing will not receive any supervisor’s fee from the Company, but will receive corresponding remuneration in accordance with their positions in the Company, including salary, bonus and allowance. The remuneration of Mr. Jia Yuzeng and Mr. Han Bing is determined by reference to the relevant remuneration system of the Company. Mr. Niu Kailong will not receive any supervisor’s fee or remuneration from the Company.

Save as disclosed above, each of the candidates for Supervisors has not held any directorship in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Each of the candidates for Supervisors does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the election of each of the candidates for Supervisors that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be bought to the attention of the shareholders of the Company.

APPENDIX IV	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020

REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020

In 2020, China Life Insurance Company Limited (hereinafter referred to as the “Company”) seriously and continuously adhered to laws, regulations and regulatory requirements governing connected transactions, actively performed its obligations as a listed company under the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to connected transactions and the management thereof. Pursuant to the provision of the Measures for the Administration of Connected Transactions of Insurance Companies promulgated by the China Banking and Insurance Regulatory Commission (hereinafter referred to as the “CBIRC”), which stipulates that “the board of insurance companies shall prepare an annual special report on the overall status of connected transactions and submit the same, together with its annual corporate governance report, to the CBIRC”, the overall status of connected transactions of the Company is hereby reported as follows:

I.	Basic Status of Connected Transactions

(I)	Major Continuing Connected Transactions Relating to the Day to Day Operations of the Company

1.	the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as “CLIC”).

2.

the asset management business, including the asset management business between the Company and China Life Asset Management Company Limited (hereinafter referred to as “AMC”), the asset management business between CLIC and AMC, the asset management business between the Company and China Life Pension Company Limited (hereinafter referred to as “Pension Company”), the asset management business for alternative investments between the Company and China Life Investment Holding Company Limited (which was renamed as China Life Investment Management Company Limited on 20 January 2021, hereinafter referred to as “CLI”), as well as the asset management business between the Company and China Life Capital Investment Company (hereinafter referred to as “China Life Capital”).

3.	the financial products transactions framework agreement between the Company and Sino-Ocean Group Holding Limited.

4.

the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions entered into by China Life AMP Asset Management Company Limited (hereinafter referred to as “AMP”) with each of the Company, CLIC, China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “CLP&C”) and CLI.

APPENDIX IV	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020

5.

the asset management services, sale agency services for asset management products and other daily transactions as permitted by laws and regulations under the framework agreements in relation to asset management services and other daily transactions entered into by China Life Wealth Management Company Limited with each of the Company, CLIC, CLP&C, CLI, Pension Company and China Life E-commerce Company Limited.

6.	the sale of designated insurance products by the Company in its capacity of an agent of CLP&C.

7.

the deposit, financial market and peer, financing, investment and wealth management, asset management, entrustment, agency and other daily connected transactions between the Company and China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”).

8.

the subscription of trust products and other daily transactions permitted by laws and regulations between the Company and Chongqing International Trust Inc. (hereinafter referred to as “Chongqing Trust”).

9.

the connected transactions between the Company and Wonders Information Co., Ltd. (hereinafter referred to as “ Wonders Information”) in relation to basic information technology, digitalized operation and management, medical insurance business, customer resources development and health management, etc.

(II)	Major Connected Transactions Entered into, Renewed or Amended During the Year

1.

The Company and Wonders Information entered into the Framework Agreement in relation to Daily Connected Transactions on 18 September 2020. The agreement became effective from the date of its execution, with a term of three years up to 17 September 2023.

2.

The Company and CGB entered into the Negotiated Deposit Contract of the Insurance Company on 31 March 2020. The contract became effective from the date of its execution, with a term up to 30 April 2025.

3.

The Company and CLP&C entered into the Information Technology Service Agreement on 20 May 2019 and the Supplemental Agreement to the Information Technology Service Agreement on 8 July 2020, with a term from 1 January 2019 to 31 December 2020.

4.	The Company and CLIC renewed the Policy Management Agreement on 31 December 2020, with a term from 1 January 2021 to 31 December 2021.

APPENDIX IV	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020

5.	The Company and China Life Foundation entered into the Donation Agreement on 16 July 2020. The agreement became effective from the date of its execution, with a term up to 15 July 2021.

6.

The Company and AMP renewed the Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions on 31 December 2019, with a term from 1 January 2020 to 31 December 2022.

7.	The Company and Pension Company renewed the Asset Management Agreement on 30 December 2020, with a term of three years from 1 January 2021 to 31 December 2023.

8.	The Company and AMC renewed the Asset Management Agreement on 1 July 2020. The agreement became effective from the date of its execution, with a term up to 31 December 2022.

9.

The Company entered into the Partnership Agreement of China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) with China Life Properties Investment Management Company Limited (hereinafter referred to as “China Life Properties”) and the Entrusted Management Agreement of China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) with China Life Capital on 20 November 2020 for the formation of the partnership. The total capital contribution by all partners of the partnership is RMB9,001,000,000, of which RMB9,000,000,000 is contributed by the Company. China Life Capital serves as the manager of the partnership.

10.

The Company entered into the Partnership Agreement of Guangzhou Xincheng Industry Investment Fund Partnership (Limited Partnership) with Guangzhou Jinhui Industry Investment Company Limited and the Entrusted Management Agreement of Guangzhou Xincheng Industry Investment Fund Partnership (Limited Partnership) with China Life Jinshi Asset Management Company Limited (hereinafter referred to as “China Life Jinshi”) on 9 November 2020. The Company contributes RMB1,500,000,000 to subscribe for the corresponding interests in the partnership, of which China Life Jinshi serves as the manager.

APPENDIX IV	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020

11.

The Company entered into the Partnership Agreement of Beijing Guocheng Haixin Technological Innovation and Resources Investment Fund Partnership (Limited Partnership) with China Life Properties and the Cooperation Framework Agreement in relation to the Formation of Beijing Guocheng Haixin Technological Innovation and Resources Investment Fund Partnership (Limited Partnership) with China Life Capital on 31 December 2020 for the formation of the partnership. The total capital contribution by all partners of the partnership is RMB5,002,000,000, of which RMB4,750,000,000 is contributed by the Company. China Life Capital serves as the manager of the partnership.

12.

The Company and CLI entered into the Entrusted Contract for CLI – China Eastern Airlines Equity Investment Scheme and the Agreement for the Subscription of Interests under CLI – China Eastern Airlines Equity Investment Scheme on 25 November 2020 for the subscription of interests under the China Eastern Airlines equity investment scheme in an amount of RMB11 billion.

13.

The Company and China Life Capital renewed the Cooperation Framework Agreement for Investment Management with Insurance Funds on 31 December 2019. The new framework agreement has a term from 1 January 2020 to 31 December 2022.

14.

The Company entered into the Partnership Agreement of Beijing China Life Aged-care Industry Investment Fund (Limited Partnership) with China Life Equity Investment Co., Ltd. and China Life Qiyuan (Beijing) Aged-care Industry Investment Management Co., Ltd. on 11 June 2020 for the formation of the partnership. Due to the change of ownership of the partnership’s manager, the parties signed a new partnership agreement on 27 November 2020. The total initial capital amount of the partnership is RMB10,000,000,000, of which RMB9,990,000,000 is contributed by the Company.

15.

The Company and Chongqing Trust entered into the Framework Agreement in relation to the Subscription and Redemption of Trust Products and Other Daily Transactions on 27 December 2019, with a term from 1 January 2020 to 31 December 2022.

16.

The Company entered into the Agreement for the Transfer of Beneficiary Certificates on 9 December 2020, pursuant to which it agreed to make a capital injection of RMB4,570,000,000 into the “China National Investment and Guaranty Corporation – China Merchants Steam Navigation Company Limited Equity Investment Scheme”. Such transaction constitutes a connected transaction because of the concurrent holding by CLIC, CLP&C and AMC of interests in the same equity investment scheme.

APPENDIX IV	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020

17.	The Company and CGB entered into the Framework Agreement in relation to Daily Connected Transactions on 26 December 2019, with a term from 1 January 2020 to 31 December 2022.

All of the above-mentioned connected transactions were in compliance with the applicable approval and disclosure procedures, were entered into on normal commercial terms and were in the interests of the Company and its shareholders as a whole.

II.	Implementation of the CBIRC’s New Rules and Execution of the Connected Transactions Management System of the Company

(I)	Implementation of the Measures for the Administration of Connected Transactions of Insurance Companies issued by the CBIRC

The CBIRC released and implemented the Measures for the Administration of Connected Transactions of Insurance Companies (Yin Bao Jian [2019] No. 35) in September 2019, and the relevant departments of the Company promptly commenced their studies thereon. In order to comply with the management principle of “active management to clearly define duties and responsibilities; penetration management for tracking of capital; control over the total volume with a clear structure” proposed by the regulator, the Company constantly pushed forward the implementation of new regulatory rules in a coordinated and orderly manner in 2020 by adopting multiple measures, such as remodeling the organizational structure of connected transactions management of the Company, redefining the scope of connected parties of the Company, adjusting the procedures for the control and approval of connected transactions, modifying the specific standards for the quarterly reports of connected transactions and the disclosure of the same by classification and on an aggregated basis, and advocating and offering training courses on new rules, so as to ensure that the connected transactions of the Company were in compliance with law.

(II)	Establishment of the Connected Transactions Management System

In order to implement the requirements under the Measures for the Administration of Connected Transactions of Insurance Companies, the Company proceeded with various specific tasks in an orderly manner, and completed major adjustments to and modification of the original connected transactions system in a period of over six months in accordance with the new regulatory rules on connected transactions and the listing rules of the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited, after taking into account its business characteristics as well as management practices and experience. The Measures on Connected Transactions Management of China Life Insurance Company Limited (Guo Shou Ren Xian Fa [2020] No. 533) was officially issued and implemented on 4 September 2020 after it had been considered and approved by the Connected Transactions Control Committee and the Board of Directors.

APPENDIX IV	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020

The revised Measures on Connected Transactions Management has integrated the regulatory requirements on connected transactions from various sources including the CBIRC and the listing rules of the jurisdictions where the shares of the Company are listed, covered the contents such as “identification of connected parties and information management, proposal to conduct connected transactions, pricing, review, consideration, approval, reporting, disclosure and change of connected transactions, management of connected transactions of subsidiaries, as well as the supervision and management and responsibility attribution of connected transactions”, and set up the system for reviewing and managing connected transactions “before, during and after” conducting the connected transactions, thus further strengthening the standardized management of connected transactions of the Company and providing a long-term mechanism for effective prevention and control of connected transaction risks.

(III)	Information Management of Connected Transactions

The Company determined the scope of connected parties and managed the information of connected parties in a regulated manner in strict compliance with laws and regulations, regulatory requirements, and the listing rules of the jurisdictions where the shares of the Company are listed. The Company collected information from relevant companies, departments and personnel twice a year to update the information of connected parties in a timely manner, and used such information as the basis for identification of connected transactions. The Audit Committee confirmed the list of connected parties of the Company pursuant to the relevant requirements and reported the same to the Board and the Board of Supervisors.

The Company effectively identified connected transactions, submitted them to the corresponding authorities for approval according to the type of connected transactions and made a summary of the data of connected transactions for statistical purpose, with a view to ensuring the legal compliance of connected transactions.

APPENDIX IV	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020

(IV)	Performance of the Approval Procedures for Connected Transactions in a Diligent Manner

All departments of the Company that dealt with connected transactions managed and monitored connected transactions according to their respective duties and work allocation, including project establishment, approval, agreement execution and performance. Connected transactions that required consideration and approval by the shareholders’ general meeting and the Board were considered and approved at meetings convened pursuant to the relevant requirements. During the Board deliberations of connected transactions, the Directors who had an interest in the connected transactions abstained from voting on the relevant resolutions. The Independent Directors rendered independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the pricing of the transactions, and the procedures of voting were in compliance with law. Connected transactions that required examination and approval by the President’s Office were properly handled in accordance with the relevant procedures. The Connected Transactions Control Committee of the Company worked efficiently in examining and considering connected transactions, which provided business support for the President’s Office. All major departments managing connected transactions performed their respective duties and cooperated with each other closely, which ensured the performance by the Company of its approval procedures for connected transactions.

(V)	Reporting, Filing and Disclosure of Connected Transactions

The Company reported and filed connected transactions pursuant to the regulatory requirements of the CBIRC and the Shanghai Stock Exchange, and disclosed its connected transactions on the designated websites and selected newspapers for information disclosure pursuant to the regulatory requirements of the CBIRC and the jurisdictions where the shares of the Company are listed. In the event of any inconsistency between the requirements of domestic and overseas regulators with respect to information reporting and disclosure, the Company performed its obligations in accordance with the more stringent regulatory requirements.

APPENDIX IV	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020

For the year 2020, the Company completed the work of reporting and filing as required by regulatory authorities, including the submission of quarterly reports of connected transactions, reports on major connected transactions and reports on unified transaction agreements to the CBIRC, as well as the filing of information about connected parties with the Shanghai Stock Exchange. The Company disclosed the discloseable connected transactions for the year 2020 on the designated websites for information disclosure pursuant to the regulatory requirements of the jurisdictions where the shares of the Company are listed. In accordance with the requirements of the CBIRC, the Company disclosed on an individual basis or quarterly on a consolidated basis on the official website of the Company and the website of the Insurance Association of China the connected transactions involving capital application, major connected transactions, connected transactions under unified transaction agreements, and connected transactions required to be classified for disclosure on an aggregated basis.

(VI)	Management of Connected Transaction of Subsidiaries

Pursuant to the relevant requirements such as the Measures for the Administration of Connected Transactions of Insurance Companies issued by the CBIRC and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, any transaction between a subsidiary of the Company and a connected party of the Company constitutes a connected transaction of the Company. In 2020, the Company added a new section of “Management of Connected Transactions of Subsidiaries” in the revised Measures on Connected Transactions Management to optimize and clearly define the relevant management requirements. In the meanwhile, the Company has been in compliance with the relevant requirements, including the listing rules, the Measures on Management of Subsidiaries and the Measures on Connected Transactions Management of the Company, in its daily management and has been managing the connected transactions of its subsidiaries effectively and performing appropriate approval and disclosure procedures.

Since the release and implementation of the Measures for the Administration of Connected Transactions of Insurance Companies issued by the CBIRC in September 2019, the Company has strictly observed the regulatory requirements to make disclosure each quarter of the connected transactions of its subsidiaries by classification and on an aggregated basis and to report the same to the CBIRC.

APPENDIX IV	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020

(VII)	Completion of the Audit on Connected Transactions

The Company completed an annual audit on connected transactions. It was found during the audit that the Company completed various tasks in accordance with the relevant requirements in 2020, including the implementation of regulatory system in a consistent manner, adjustments to and modification of the Measures on Connected Transactions Management, reporting and disclosure of connected transactions individually and on a quarterly basis, and identification and update of connected persons. The contents of agreements for connected transactions were fair and in compliance with law. The procedures for approval and disclosure of connected transactions satisfied the regulatory requirements. The Company shall further strengthen and regulate the management of connected transactions, addressing the issues of connected transactions as identified in the audit, such as failure to sign agreements for connected transactions, failure to collect fees from connected parties on time, omission to report matters relevant to connected transactions and inaccurate reporting of the amount of connected transactions.

In summary, in 2020, the Company carefully implemented the laws and regulations on connected transactions, implemented the new rules of the CBIRC in a timely manner, strengthened and standardized the management of connected transactions, fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of the Company’s connected transactions remained normal, which effectively safeguarded the legitimate interests of the Company and the medium-and small-scale investors. The Company will supervise the implementation of corrective measures with respect to the issues identified in the audit and step up its effort to improve its work gradually.

III.	Work Plan for the Year 2021

In 2021, the Company will continue to strictly observe laws and regulations, as well as regulatory requirements, and complete all works associated with the management of connected transactions:

(I)

The Company will continue to optimize the system and mechanism for the management of its connected transactions in light of the changes of the regulatory requirements of the CBIRC and the rules of the jurisdictions where the shares of the Company are listed.

(II)

The Company will accelerate and promote the construction of connected transactions system in all aspects, enhance the key functions of the system including connected transactions analysis and connected transactions information database, and strive to improve the system with highest stability and excellent performance, so as to achieve the information management of connected parties and connected transactions.

APPENDIX IV	REPORT ON THE OVERALL STATUS OF CONNECTED TRANSACTIONS OF THE COMPANY FOR THE YEAR 2020

(III)

The Company will continue to regard the compliance management of connected transactions as its important task, and establish and optimize the line of defense for the compliance management of daily connected transactions, so as to hold on to the bottom line of compliance risk. By increasing its awareness on connected transactions management, devoting more efforts on executing the connected transactions management system, and regulating the existing mechanism and process, the Company will strengthen the supervision, control and implementation of connected transactions.

This report is hereby submitted for your review.

Board of Directors of

China Life Insurance Company Limited

Note:	The English version of this Appendix is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.